

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via Email
Hari Ravichandran
Chief Executive Officer
Endurance International Group Holdings, Inc.
10 Corporate Drive, Suite 300
Burlington, MA 01803

> **Re: Endurance International Group Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 9, 2013**
> **CIK No. 1237746**

Dear Mr. Ravichandran:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated July 24, 2013.

Risk Factors

"We have a risk of system and Internet failures and have not yet implemented a complete disaster recovery plan . . . ," page 17

1.   We note your discussion regarding the recent outage that resulted from equipment failure at your largest data center, as well as numerous news reports on the incident. Please tell us your consideration for expanding the discussion to further describe any anticipated material costs and consequences of the outage, including whether you expect it will have a material impact on your business either on an individual or aggregate basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 77

2.   We note your revised disclosure in response to prior comment 24. Revise to clarify your statement referring to the impact of purchase accounting adjustments on gross profit. In this regard, please clarify the nature of purchase accounting adjustments and also disclose which acquisitions had a material impact on your gross profit.

Principal and Selling Stockholders, page 127

3.   We note your response to prior comment 32, and reissue the comment as it applies to footnote 1. Please delete both disclaimers of beneficial ownership from footnote 1 or provide us with a legal analysis that supports your belief that such disclaimers are proper outside filings on Schedules 13D or 13G.

4.   We note your response to prior comment 33, and we reissue the comment. Please revise footnote 2 to disclose, as you state in the response, that voting and investment decisions for the GS Entities are made by the Merchant Banking Division Corporate Investment Committee of Goldman, Sachs & Co., explaining who comprises such committee and naming the members of the committee as of the date of the table.

Where You Can Find More Information, page 147

5.   We note your response to prior comment 35, however, the disclosure here and in Related Person Transactions—Registration Rights Agreement" on page 119 and "Description of Indebtedness" on page 131 continue to retain qualifications to the descriptions of the documents contained therein by reference to the filed exhibits. Please revise.

Consolidated Financial Statements of Endurance International Group Holdings, Inc.

Note 3. Acquisitions, page F-17

6.   Your response to prior comment 42 does not appear to address why the issuance of 1,000 shares of common stock by EIG Investors equity is presented in the consolidated shareholders' equity and were not issued by Holdings LLC. In your response, please identify the accounting guidance you considered in presenting this amount subsequent to the sponsor acquisition.

7.   You indicate in your response to prior comment 43 that the deemed capital contribution for roll-over stockholders was recorded at fair value. Further explain and revise to disclose how fair value was determined for this portion of the purchase price.

Note 9. Stockholders' Equity

Common Stock, page F-34

8.   The purchase price disclosed on page F-35 does not appear to reconcile to Note 3. Please advise or revise accordingly.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via E-Mail
        David A. Westenberg
        Jason L. Kropp
        Wilmer Cutler Pickering Hale and Dorr LLP